December 10, 2007

VIA EDGAR
Ryan Rohn, Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 7010
Washington, D.C. 20549-7010

Re:	Clear Choice Financial, Inc.
Form 8-K Item 4.01
Filed November 30, 2007
File No. 000-52071

Dear Mr. Rohn:

This letter has been prepared in response to your request for Clear Choice Financial, Inc. (“Clear Choice” or the “Company”) to respond to the comments of the United States Securities and Exchange Commission (the “SEC” or the “Commission”) as memorialized in your December 3, 2007 letter to me (the “Comment Letter”) concerning the above-referenced Form 8-K (the “Current Report”).

Concurrently with the filing of this Response Letter, the Company is also filing Amendment No. 1 to the Current Report (the “Amendment”), which Amendment incorporates, as appropriate, the responses of the Company contained herein.

COMMENT 1:
Please revise your filing to disclose if there were any disagreements through the subsequent interim period preceding the resignation of the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. Refer to Item 304(a)(1)(iv) of Regulation S-B.

RESPONSE:	We have disclosed in the Amendment that there were none of the listed disagreements through October 26, 2007, which was the date of our prior auditor’s resignation.

COMMENT 2:
We note that you have only referred to the financial statements for the fiscal year ended June 30, 2006, in your disclosure. Item 304(a)(1)(ii) of Regulation S-B requires a statement whether the accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. Please revise your filing accordingly.

RESPONSE:
As our counsel discussed with you by phone, we have included the requested disclosure for the fiscal years ended June 30, 2006 and June 30, 2005 in the Amendment, as no audit has been filed for the Company’s fiscal year ended June 30, 2007.

COMMENT 3:
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in you revised Form 8-K.

RESPONSE:	We have filed an updated Exhibit 16 letter from Farber Hass Hurley & McEwen LLP with the Amendment.

In connection with our response to your inquiry, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning this Response Letter, please contact me at (480) 621-8438.

Very truly yours,

/s/ Michael J. Schifsky
Michael J. Schifsky
Chief Financial Officer

cc:	Stephen Boatwright, Esq., Keller Rohrback, PLC